Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands)	2008	2007	2008	2007
Earnings: (Loss) income before (credit) provision for income taxes	$ (61,706)	$ 64,182	$(109,077)	$ 17,314
Interest expense	290,860	296,527	597,095	594,193
Implicit interest in rents	8,037	5,312	13,595	10,679
Total earnings	$237,191	$366,021	$ 501,613	$622,186
Fixed charges: Interest expense	$290,860	$296,527	$ 597,095	$594,193
Implicit interest in rents	8,037	5,312	13,595	10,679
Total fixed charges	$298,897	$301,839	$ 610,690	$604,872
Ratio of earnings to fixed charges	0.79	1.21	0.82	1.03

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